EXHIBIT 21

List of Subsidiaries

•	Renavotio Infratech, Inc., a Delaware corporation, incorporated on March 19, 2020.
•	Utility Management Corp, a Delaware corporation, incorporated on March 22, 2020.
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Utility Management & Construction, LLC and Cross-Bo Construction, LLC, both Oklahoma Limited Liability Companies, incorporated as Limited Liability Companies in Oklahoma on January 1, 1962 and December 22, 2004, respectively.